JS Beauty Land Network Technology Inc.

No. 99, Taihu Road

Yancheng, Jiangsu Province, China

February 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg, Staff Attorney

Re: JS Beauty Land Network Technology Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 4, 2019

File No. 333-228807

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 7, 2019 addressed to Faxian Qian, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 2 to Form S-1.

Form S-1 Amendment No. 1 filed February 4, 2019

Plan of Distribution, page 27

1.	We note your disclosure that the selling security holders may sell some or all of their shares at a fixed price of $1.00 per share until your shares are quoted on the OTC Markets marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise to disclose that the shares will be sold at the fixed price of $1.00 until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX or the OTCQB, or until it listed on a securities exchange. Please make the appropriate revisions on the cover page of the registration statement and front cover page of the prospectus, as well as in the Summary and Plan of Distribution sections of the prospectus. In addition, it appears that the company intends to sell shares at a fixed price for the duration of the offering; please revise your disclosure throughout the filing to clarify that that is the case regardless of whether your stock is quoted or listed.

RESPONSE:

We have revised our disclosure in the Plan of Distribution on page 27 and the cover page to reflect that the shares will be sold at the fixed price of $1.00 until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX or the OTCQB, or until it is listed on a securities exchange. We have also revised our disclosure to state that the shares will be sold at a fixed price only so long as the shares are not quoted or listed.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JS BEAUTY LAND NETWORK TECHNOLOGY INC.

		By:	/S/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.